Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $250,000,000 Non-Cumulative Perpetual Class B Preferred Shares, Series 14

TORONTO, April 3, 2017 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its $250,000,000 Non-Cumulative Perpetual Class B Preferred Shares, Series 14 (“Preferred Shares Series 14”) on May 25, 2017.

The Preferred Shares Series 14 are redeemable at Bank of Montreal’s option on or after November 25, 2016, at a redemption price of $25.00 per share. Payment of the redemption price will be made by Bank of Montreal on or after May 25, 2017, upon surrender of the Preferred Shares Series 14.

Separately from the payment of the redemption price, the final quarterly dividend of $0.328125 per share for the Preferred Shares Series 14 will be paid in the usual manner on May 25, 2017, to shareholders of record on May 1, 2017.

Notice will be delivered to holders of the Preferred Shares Series 14 in accordance with the terms outlined in the Preferred Shares Series 14 prospectus supplement.

About BMO Financial Group

Established in 1817, and currently marking its 200th year of operations, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $692 billion as of January 31, 2017, and more than 45,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com	Twitter: @BMOMedia